#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

Not For Distribution in the U.S.

NR11-11	August 11, 2011

Dorato Cancels Private Placement

Appoints CFO

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: D05) reports today that it has cancelled the previously announced brokered private placement, as referenced in the Company’s press release of July 7, 2011.

The Company also reports that it has appointed Anna Ladd as its Chief Financial Officer effective July 12, 2011. Anna received a Bachelor of Commerce degree from the University of British Columbia in 1991 as well as a Masters of Arts in Economics from Queen's University in 1993 and is a Certified Management Accountant,

Anna has over 15 years of experience in financing and financial controls in relation to the mining industry from mine controller up to and including responsibility for multiple mine operations. Anna has served as Vice President Finance and Chief Financial Officer for a number of TSX listed junior mining and development companies in addition to several mid-size to senior gold and base metal producers including Grande Cache Coal's operations, Kinross Gold Corporation's Fort Knox, Round Mountain and Kettle River operations and Vale Inco's Thompson and Sudbury base metal operations.

Concurrent with Ms. Ladd's appointment, Michael Kinley has stepped-down as CFO in order to devote more time to several early-stage exploration companies. The Board would like to take this opportunity to thank Michael for his exceptional service as the Company's CFO these past three years.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: (604)-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated net proceeds of the Offering, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.